
SHIELDWISE
DEFENDER ONE
AI-Powered Threat Detection Camera
DETECT . ALERT . PROTECT
Real-Time Detection
Non-Invasive Screening
Privacy Focused
Multi-Sensors

shieldwise.co

SHIELDWISE

AI security that sees hidden threats

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. AI-powered camera that detects concealed weapons under clothing and inside bags.
2. $20B+ global security market with growing demand for safety tech.

3. Designed to help protect schools, airports, stadiums, hospitals, and government facilities.

4. Non-invasive screening that keeps people moving without metal detectors or pat-downs.

5. Recurring SaaS revenue through AI software subscriptions, analytics, and continuous updates.

6. Working prototype in development with live AI detection and real-time alerts.

7. Scalable hardware and software platform built for nationwide deployment.

8. Building the future of proactive public safety through AI and multi-sensor technology.

Team



Ali Hosseinzadeh Founder and CEO SPV Voting Proxy

Founder of AH Technology, with years of experience in IT services, cybersecurity, and building startups. Now leading Shieldwise to bring AI-powered weapon detection to schools, airports, and public spaces.

shieldwise.co

Pitch Deck




The **AI-Powered** Weapon
Detection Cameras

Shieldwise


SHIELDWISE
The **AI-Powered** Weapon
Detection Cameras

Executive Summary

Shieldwise has developed an operational prototype combining AI and multi-sensor detection cameras. Our technology combines high-resolution imaging, advanced AI algorithms, and multi-sensor fusion to detect concealed weapons in real-time. Designed for public security spaces like

schools, airports, and event venues, Shieldwise provides a proactive approach to threat detection, reducing risks and improving response times.

With a scalable business model, Shieldwise generates revenue through hardware sales, installation services, and a recurring subscription for AI software updates and analytics, positioning itself for nationwide adoption.

SHIELDWISE

The Security Gap

Public Safety Risks

- Increasing threats in schools, airports, and public venues
- Concealed weapons remain difficult to identity quickly
- High-traffic environments create security vulnerabilities

Inefficient Screening Processes

- Traditional checkpoints create delays and bottlenecks
- Manual screening in invasive and labor-intensive
- Existing systems struggle to scale efficiently

Demand for Smarter Security

- Organizations seek faster, privacy-focused screening
- Rising investment in A)-driven public safety technologies
- Need for proactive real-time threat detection

Airport Security Bottlenecks

SHIELDWISE

High passenger volume. Manual processes. Long delays. **It's time for a smarter solution.**

CURRENT PROCESS


Security Checkpoint

Long Lines & Bottlenecks
High passenger volume leads to congestion and extended wait times.

Manual Screening Delays
Physical inspection and manual processes slow down throughput.

Security & Operational Pressure

FUTURE WITH SHIELDWISE AI SCREENING


Gates A1-A12
Restrooms

Streamlined Passenger Flow
Faster screening process reduces wait times and congestion.

Enhanced Security
AI-driven detection helps identify threats more effectively and consistently.

Operational Efficiency
Reduces manpower strain and improves overall checkpoint performance.

increasing threats and staffing limitations strain existing systems.

Millions of passengers pass through TSA checkpoints daily, creating operational pressure and long wait times.

2.9M+
Passengers screened daily (TSA)

30–60 Min
Average wait time during peak hours

Rising
Passenger volume year over year

THE SOLUTION

Shieldwise Security Cameras

Shieldwise provides an AI-powered solution that offers

Real-Time Detection

Cameras identify concealed weapons (e.g., guns, knives) under clothing or in bags with AI-driven accuracy.

Non-Invasive Screening

Unlike manual searches, Shieldwise cameras use thermal and imaging sensors, ensuring privacy and minimal disruption.

Wide Applicability

Ideal for schools, airports, public transportation hubs, event venues, and government buildings.

Nationwide Scalability

Designed for deployment across the U.S., meeting the growing demand for advanced security technologies.

Competitive Landscape

Defender One Differentiator

Designed to combine concealed-weapon detection with continuous, camera-style monitoring- without requiring a traditional security checkpoint.

Defender One is designed to deliver concealed-weapon beyond the checkpoint through a more Flexible, scalable, and potentially lower-cost camera-style deployment.

	Defender One	Evolv	Xtract One	ZeroEyes
Primary technology	AI + imaging + multi-sensor fusion	AI + advance sensors	AI + passive magnetic sensor	Computer vision AI
Concealed weapon detection	✓	✓	✓	✓
Under clothing	✓	✓	✓	✗
Inside bags	✓	Limited	Limited	✗
Before weapon is visible	✓	✓	✓	✗
No checkpoint required	✓	✗	✗	✓
Existing cameras	✗	✗	✗	✓
Camera-style development	✓	✗	✗	✓
Continuous monitoring	✓	✗	✗	✓
Human verification before alert	✗	✗	✗	✓
Web/software platform	✓	✓	✓	✓
Lower-cost deployment	Designed for	Higher-cost screening system	Higher-cost screening system	Subscription-based

Target Market

The global market for security technology is expected to reach $20 billion by 2030, driven by increasing safety concerns and government mandates. Shieldwise is uniquely positioned to capture this demand.

Schools and Universities

Enhanced safety for students, teachers, and staff, meeting increasing safety budgets.

Airports

Faster, automated security screening processes for high-traffic environments.

Public Spaces

Event venues, government buildings, and transportation hubs seeking scalable and efficient security solutions.

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Revenue Model

Hardware Sales

Price per Camera

$5,000-$10,000 per unit, depending on configuration.

Target Average Sale

- Large facilities (airports, universities) typically require dozens of units, while small institutions (schools, offices) may need fewer units.

Subscription for Software Usage

Monthly Fee

$300 per camera for AI software updates, data analytics, and real-time alert integration.

Services Included

- Regular updates to AI models for better detection accuracy.
- Access to analytics dashboards for security monitoring.
- 24/7 customer support and maintenance.

Installation Services

One-Time Fee

$1,000-$2,000 per camera for installation, setup, and configuration.

Additional Revenue

- Installation fees ensure consistent deployment quality and create an additional revenue stream.

SHIELDWISE

Revenue Example

For a typical medium-sized client (e.g., a high school or small airport):

→ Hardware Sales	20 cameras @ $7,500 each =	$150,000
→ Installation Fees	20 cameras @ $1,500 each =	$30,000

→ **Annual Subscription Revenue** 20 cameras @ $300/month = **$60,000/year**

→ **Total First-Year Revenue per Client** **$240,000**

This hybrid model creates both upfront revenue (hardware and installation) and long-term recurring income (subscriptions).

Go-to-Market **Strategy**


SHIELDWISE
SHIELDWISE
DEFENDER ONE
DEFENDER ONE

Pilot Programs
Launch pilot projects in high-visibility locations like schools or airports to demonstrate effectiveness.

Partnerships
Collaborate with security firms, government agencies, and education boards for market penetration.

Sales Strategy
Employ direct sales to institutions and partner with distributors for nationwide reach.

Marketing Campaigns
→ Focus on Awareness: Highlight the need for advanced security in public spaces.

→ Targeted Advertising: Use online and offline channels to reach decision-makers in education and public security sectors.

SHIELDWISE

Leadership Team

Shieldwise combines expertise in AI, hardware integration, software development, and public safety technologies.



Ali Hosseinzadeh - Founder & CEO

Ali Hosseinzadeh is a technology entrepreneur with experience building and operating technology businesses and working with organizations across IT, cybersecurity, and infrastructure. He founded Shieldwise with a vision to use AI and advanced sensing technologies to improve public safety. As Founder & CEO, Ali leads Shieldwise's strategy, product development, fundraising, partnerships, and commercialization of Defender One.

Shima Mehrvar
Machine Learning Engineer
- Supporting AI model development
- Assisting with object classification and detection workflows
- Contributing to AI training and system optimization

Steve Huang
AI & Hardware System Lead
- Leading multi-sensor integration and AI system architecture
- Experience with embedded systems and AI development
- Responsible for prototype engineering and detection systems

Pejman Aghaiipour
Senior Software Engineer
- Developing web platform and mobile application
- Building real-time alert and monitoring infrastructure

Shawn Parman
Industrial & Product Design
- Designing Shieldwise camera housing and deployment-ready camera design
- Supporting scalable production-oriented design

SHIELDWISE

Development Progress & Core Operations

Shieldwise is actively advancing AI detection systems, software infrastructure, hardware integration, and commercialization readiness for pilot deployment.

- 01 AI Detection Systems
- 02 Software Platform Development
- 03 Hardware Integration
- 04 Data & Analytics infrastructure
- 05 Security and Compliance Readiness
- 06 Industrial & Product Design
- 07 Deployment & Operations
- 08 Commercialization & Partnerships

Funding **Requirement**

To accelerate Shieldwise commercial launch, we are seeking $5 million in seed funding to support

Manufacturing & Scaling - $2.0M | 40%

Preparing for production, supply chain setup, hardware manufacturing, and scalable deployment infrastructure.

25% | $1.25M - AI Development & Optimization

Enhancing AI classification capabilities for identifying objects with higher accuracy and real-time performance.

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Software Platform Development - $750K | 15%

Expanding the development of Shieldwise's web and mobile platform for camera management, real-time alerts, analytics dashboard, and secure multi-location monitoring.

20% | $1.0M - Pilot Program & Deployment

Launching pilot deployments in schools, airports, and public venues for real-world validation and customer onboarding.

We are raising $500k of the total round through Wefunder.

SHIELDWISE


Thank you
Contact us!
info@shieldwise.co
www.shieldwise.co
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Forward-looking projections cannot be guaranteed.